TE Connectivity Ltd. Rheinstrasse 20 CH-8200 Schaffhausen Switzerland

March 16, 2015

BY EDGAR CORRESPONDENCE

Cecilia Blye

Chief Office of Global Security Risk

U.S. Securities and Exchange Commission

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             TE Connectivity Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 26, 2014
File No. 1-33260

Dear Ms. Blye:

On behalf of TE Connectivity Ltd., a Swiss company (“TE Connectivity” or the “Company” or “we,” “us” or “our”), this letter responds to your letter dated March 2, 2015, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of TE Connectivity. The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

Form 10-K for the fiscal year ended September 26, 2014

General

1.              In your letter to us dated February 13, 2012, you discussed contacts with Sudan and Syria. We note from your website that you no longer do business with Sudan and Syria unless licensed by government authorities. We also note that your website provides sales contact information for Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Ms. Cecilia Blye

March 16, 2015

Response:

In December 2012, the Company adopted its current policy on doing business in or with Iran, North Korea, Syria, Cuba and Sudan.  The policy provides that no TE Connectivity legal entity, wherever domiciled, will accept any new business in and with the identified countries absent a specific Office of Foreign Assets Control (“OFAC”) license.  Further, the policy instructs all TE Connectivity legal entities to wind up existing transactions, including the completion of any then existing contracts or purchase orders.

The Company does not currently sell any products to customers based in Sudan or Syria (collectively, the “Sanctioned Countries”) and has not sold any products to customers in the Sanctioned Countries since October 2013.  In addition, the Company does not expect to make future sales into Sudan or Syria unless such sales are licensed by governmental authorities.  The Company has removed from its website sales contact information for Sudan and Syria.

During the fiscal year ended September 28, 2012 (“fiscal 2012”), fiscal year ended September 27, 2013 (“fiscal 2013”) and the fiscal year ended September 26, 2014 (“fiscal 2014”), the Company, through non-U.S. subsidiaries operating independently of U.S. subsidiaries and operations, sold a very limited amount of products to customers based in the Sanctioned Countries in transactions that were existing as of the date of TE’s adoption of its current policy on doing business in or with Sanctioned Countries and that were in compliance with U.S. laws and regulations. Such products had either been manufactured in facilities outside the United States or supplied from inventory held in our facilities outside the United States. The non-U.S. subsidiaries that made these sales did not have offices, employees or any other physical presence in the Sanctioned Countries. The Company does not have and has not had during fiscal 2012, 2013 and 2014 any sales into Sanctioned Countries through any of its U.S. subsidiaries.

As described in more detail below, we do not believe that our business activities and interests in and dealings with the Sanctioned Countries, either individually or in the aggregate, are material to our overall business, nor do we believe they constitute a material investment risk for our security holders. The Company has considered both quantitative and qualitative factors in reaching this conclusion. With respect to the former, as discussed in more detail below, we note that sales to the Sanctioned Countries represented less than 0.00586% of the Company’s total net sales in each of the Company’s last three fiscal years (fiscal 2012 through fiscal 2014).

TE Connectivity maintains strict and comprehensive trade-control policies, processes, and procedures to ensure compliance with laws and regulations of the jurisdictions in which its operating subsidiaries conduct business, including the United States and the European Union. These policies, processes, and procedures are specifically designed to address U.S. and E.U. laws and regulations pertaining to transactions with and exports to the Sanctioned Countries. TE Connectivity takes a three-pronged approach to compliance with export controls and economic sanctions. First, the Company has established compliance policies and procedures and trains its personnel and those of its subsidiaries—particularly sales personnel—regarding trade controls (including economic sanctions) generally and the Company’s specific compliance policies and procedures. Second, the Company integrates those compliance policies and procedures into its operations. Most critically, the Company’s operating subsidiaries screen—and block as appropriate—proposed transactions through an on-line transaction management system. Third, the Company conducts internal auditing of itself and its subsidiaries to ensure ongoing compliance with economic sanctions programs,

Ms. Cecilia Blye

March 16, 2015

as well as export-control, import, security, and other corporate requirements. With its distributors, the Company conducts training and the Company’s internal trade compliance staff review point-of-sale data from distributors to identify any issues under the relevant sanctions and export-control programs.

Non-U.S. Subsidiaries:

As a Swiss multi-national company with over 70% of our revenue generated by non-U.S. subsidiaries, TE Connectivity has certain non-U.S. operating subsidiaries that have previously engaged in transactions with the Sanctioned Countries, though such transactions are not restricted by U.S. or E.U. laws and regulations pertaining to transactions with and exports to the Sanctioned Countries. All transactions were subject to strict internal compliance processes covering a formal review against the sanctions as described above. Three non-U.S. operating subsidiaries, TE Connectivity Solutions GmbH (Switzerland), Tyco Electronics Raychem GmbH (Germany) and a former subsidiary, Dorman Smith Switchgear LLC (United Arab Emirates), accounted for 100% of direct sales and 100% of indirect sales to customers in the Sanctioned Countries over the past three fiscal years (2012 through 2014).

Over the past three fiscal years (2012 through 2014) and during the first quarter of fiscal 2015, non-U.S. subsidiaries, operating independent of U.S. subsidiaries, operations and persons, engaged in the following:

Sudan: Transactions totaling approximately $337 thousand of direct sales and $484 thousand of indirect sales based on point of sales reports received from third party distributors.

TE Connectivity’s non-U.S. subsidiaries had direct sales of $279 thousand in fiscal 2012, $6 thousand in fiscal 2013, $52 thousand in fiscal 2014 and $0 during the first quarter of fiscal 2015.  Indirect sales through distributors were $484 thousand in fiscal 2012, $0 in fiscal 2013, $0 in fiscal 2014, and $0 during the first quarter of fiscal 2015. All sales in fiscal 2014 were in October 2013 which was the first month of the Company’s fiscal year 2014.  Almost all of the sales in fiscal 2012 and fiscal 2013 were to recurring customers in the electrical utility and telecommunications businesses.  All sales in fiscal 2014 were to the African Union-United Nations Hybrid Operation in Darfur (UNAMID) — Agricultural Research Corporation Compound (ARC) for telecommunications equipment.

Syria: Transactions totaling approximately $15 thousand of direct sales and $0 of indirect sales.

TE Connectivity’s non-U.S. subsidiaries had direct sales of $15 thousand in fiscal 2012, $0 in fiscal 2013, $0 in fiscal 2014 and $0 during the first quarter of fiscal 2015. There were no indirect sales through distributors for Syria.  All of the sales in fiscal 2012 were to a single electrical utility customer.

2.              Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated

Ms. Cecilia Blye

March 16, 2015

revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

TE Connectivity believes that its contacts, as described above, with respect to the Sanctioned Countries, individually and in the aggregate, are not material to TE Connectivity on a consolidated basis. Moreover, we believe that the contacts do not constitute a material investment risk for our security holders. The contacts are immaterial both in quantitative terms and qualitative terms, as described below.

Quantitative Considerations

TE Connectivity estimates the value of its net sales into the Sanctioned Countries is as follows ($ in thousands):

Fiscal 2012		Fiscal 2013		Fiscal 2014		Fiscal 2015 (Q1)
Sales	Percentage of Total Net Sales	Sales	Percentage of Total Net Sales	Sales	Percentage of Total Net Sales	Sales	Percentage of Total Net Sales
$778	0.00586%	$6	0.00004%	$52	0.00038%	$0	N/A

Further, as discussed above, neither TE Connectivity nor any of its subsidiaries maintains an office, employees or other physical presence in any Sanctioned Country.

Based on the immaterial sales to the Sanctioned Countries described above, and the limited contacts within each of the Sanctioned Countries, TE Connectivity believes that its business in the Sanctioned Countries is immaterial.

Qualitative Considerations

We do not expect our sales in the Sanctioned Countries to have any material adverse impact on our reputation and share value, and we do not expect that sales will become material. Nor do we believe that our operations in these countries constitute a material investment risk to our security holders. In this regard, we have taken the following information into consideration:

•                  we sell only energy, enterprise networks and telecommunications products, not weapons or weapons technology; and

Ms. Cecilia Blye

March 16, 2015

•                  our products are only for use in civil or infrastructure applications and, to our knowledge, do not relate in any manner to military use or purpose.

As discussed previously, we also maintain strict and comprehensive trade-control policies, processes, and procedures to ensure compliance with U.S. and E.U. export controls and economic sanctions. As a result of all of the foregoing, we do not believe that our limited sales in the Sanctioned Countries will have a material affect on the Company’s reputation and share value or that, given the immaterial amount of revenues derived from those sales, such operations constitute a material investment risk for our security holders. To date, we are not aware of any investor being required to divest its interest in TE Connectivity nor have we received any comment from an investor regarding the Company’s business in the Sanctioned Countries.

Based on the foregoing, considering both quantitative and qualitative factors, we believe that our business activities in and dealings with the Sanctioned Countries, either individually or in the aggregate, are immaterial to our overall business and do not constitute a material investment risk for our security holders.

TE Connectivity hereby acknowledges that:

•                  TE Connectivity is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  TE Connectivity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia Blye

March 16, 2015

If you have any questions or would like additional information, please contact the undersigned at 610-893-9341.

Very truly yours,
TE CONNECTIVITY LTD.

By:	/s/ Robert W. Hau
Robert W. Hau
Executive Vice President & Chief Financial Officer
TE Connectivity Ltd.

cc:                                P.J. Himelfarb, Weil, Gotshal & Manges LLP